UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 8, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  August 9, 2011

Exhibit No.	Description

1	Press release, dated August 8, 2011

EXHIBIT 1

Jinpan International Reports Second Quarter 2011 Financial Results

~ Company Raises FY11 Revenue and Net Income Forecast ~
CARLSTADT, N.J., Aug. 8, 2011 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced unaudited consolidated financial results for the second quarter ended June 30, 2011.

Net sales for the second quarter were $58.3 million, a 58.6% increase from $36.8 million in the same period last year.  The increase in second quarter sales was the result of higher volume transformer sales in China and strong international wind transformers sales compared to the prior year period.  In the second quarter, domestic sales accounted for $46.1 million, or 79.1% of net sales, compared to $30.5 million, or 82.9% of net sales in the same period last year. Net sales outside of China were $12.2 million, or 20.9% of net sales, compared to $6.3 million, or 17.1 % of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $44.3 million, or 76% of net sales in the second quarter, while wind energy products represented $14 million, or 24% of net sales in the second quarter.

Gross profit in the 2011 second quarter increased 38.8% to $22.2 million from $16.0 million.  Second quarter 2011 gross profit margin was 38.1% compared to 43.6% in the prior year period primarily. The 2010 second quarter period was the final quarter before the Company lowered prices of its cash resin transformers.  The Company reaffirms its full year gross margin range of 36-38%.

Selling and administrative expenses in the second quarter were $13.8 million, or 23.7% of net sales, compared to $11.5 million, or 31.3% of net sales in the same period last year.  This percentage decrease was primarily due to the strong increase in net sales.  Operating income increased 86.7% to $8.4 million, or 14.5% of net sales, from $4.5 million, or 12.2% of net sales in the same period last year.

Net income for the second quarter increased to $7.3 million, or $0.44 per diluted share, from $2.0 million, or $0.12 per diluted share, in the same period last year.  In the 2010 second quarter, Jinpan incurred a $2.5 million dividend tax that did not recur in its second quarter of 2011.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "The second quarter was a very strong period for Jinpan as we experienced healthy demand in both our domestic and international operations.  Our domestic business was driven by large product orders for high end, customized cast resin transformers.  Some of our largest orders in the quarter were utilized for train & subway systems and polysilicon manufacturing plants.  We were also very pleased with the performance of our international segment which was up substantially over the prior quarter and prior year second quarter period.  The majority of our international sales orders in the second quarter came from the U.S."

Our backlog continues to grow and now stands at record highs based on sustained domestic and international product demand.  We are pleased to raise our full year revenue and net profit forecast based on strong demand levels.  We believe we have increased our domestic market share of high end, customized products in China and continue to execute on our expansion initiatives which can contribute to our growth in the years ahead."

Balance Sheet

As of June 30, 2011, the Company had $8.3 million in cash, cash equivalents and restricted cash compared to $28.6 million at December 31, 2010.  Inventory increased to $41.0 million as of June 30, 2011, from $29.5 million on December 31, 2010, due to anticipated order demand.  Accounts receivable on June 30, 2011 totaled $96.3 million, compared to $75.7 million on December 31, 2010. Total bank loans outstanding at June 30, 2011 increase to $31.0 million as compared to $13.7 million at December 31, 2010.

Financial Outlook

As of July 1st, 2011, the Company had a backlog of approximately $91 million, compared to $79 million as of April 30, 2011 and $60 million as of December 31, 2010.

Based on its current outlook, the Company has raised its 2011 full year guidance to net sales growth of 28-32% to $184-$190 million and net income growth to approximately 53-57% to $20.5-$21.0 million.  The Company maintains its gross profit margin estimate of 36-38% and believes that approximately 12-14% of full year sales will be derived from its international sales unit.

Conference Call Information

Jinpan's management will host an earnings conference call on August 8, 2011 at 4:30 p.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-719-325-4886.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through August 15, 2011.  Listeners may access the replay by dialing # 1-858-384-5517, access code: 4052330.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries Consolidated Statements of Income (unaudited) For the Three and Six Month Periods Ended June 30, 2011

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2011	2010	2011	2010
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	58,270	36,750	88,153	56,332
Cost of Goods Sold	(36,040)	(20,732)	(54,965)	(33,164)
Gross Margin	22,230	16,018	33,188	23,168

Operating Expenses
Selling and administrative	(13,785)	(11,524)	(21,567)	(17,919)
Operating income	8,445	4,494	11,621	5,249

Interest Expenses	(272)	(36)	(447)	(78)
Other Income	228	212	510	803
Income before income taxes	8,401	4,670	11,684	5,974

Income taxes	(1,125)	(2,661)	(1,667)	(2,820)
Net income	7,276	2,009	10,017	3,154

Earnings per share

-Basic	US$0.45	US$0.12	US$0.62	US$0.20

-Diluted	US$0.44	US$0.12	US$0.61	US$0.19

Weighted average number of shares

-Basic	16,253,494	16,155,696	16,253,494	16,155,696

-Diluted	16,469,879	16,530,869	16,525,324	16,530,869

Jinpan International Limited and Subsidiaries Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2011	2010
	US$	US$
Assets

Current assets:

Cash and cash equivalents	6,804	27,527
Restricted cash	1,492	1,079
Accounts receivable, net	96,288	75,658
Inventories	41,027	29,532
Prepaid expenses	30,810	28,939
Other receivables	17,568	9,833

Total current assets	193,989	172,568

Property, plant and equipment, net	34,394	32,138

Construction in progress	775	1,861

Land use right	6,361	6,374
Intangible asset-Goodwill	13,018	12,721
Other assets	68	69
Deferred tax assets	823	858

Total assets	249,428	226,589

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	29,431	12,080
Accounts payable	21,702	13,269
Notes Payable	-	27,111
Tax Payable	1,930	1,659
Advance from customers	10,388	5,319
Other Payable	20,386	14,061

Total current liabilities	83,837	73,499

Long TermLoan	1,573	1,597
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2011 and 2010	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2011 and 2010	-	-
Additional paid-in capital	35,861	35,738
Reserves	9,514	9,514
Retained earnings	101,720	92,834
Accumulated other comprehensive income	16,473	12,958
	164,496	151,972
Less: Treasury shares at cost, common stock-227,306 in 2011 and 2010	(479)	(479)
Total shareholders' equity	164,017	151,493

Total liabilities and shareholders' equity	249,428	226,589

Jinpan International Limited and Subsidiaries Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2011(Unaudited)

	Six months ended June 30	Six months ended June 30
	2011	2010
Operating activities
Net income	10,017	3,154
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	2,067	1,838
Provision for Doubtful Debt	163	(272)
Loss/(Gain) on disposal of fixed assets	-	(16)
Deferred Income Tax	55	40
Stock-based compensation cost	123	106
Changes in operating assets and liabilities
Restricted cash	(384)	-
Accounts receivable	(18,809)	(3,298)
Notes receivable	(7,117)	2,470
Inventories	(10,681)	(7,762)
Prepaid expenses	(1,181)	(16)
Other receivables	(300)	(714)
Accounts payable	8,030	(283)
Notes Payable	(27,424)
Income tax	229	(878)
Advance from customers	4,888	2,607
Other liabilities	5,819	(587)
Net cash provided by/(used in) operating activities	(34,505)	(3,611)
Investing activities
Purchases of property, plant and equipment	(2,440)	(1,671)
Proceeds from sales of property, plant and equipment	-	124
Payment for construction in progress	-	(728)
Long Term Prepaid Lease	161	(347)
Investment in Beijing Jinpan Huineng Electronics Co	-	(29)
Net cash provided by (used in) investing activities	(2,279)	(2,651)
Financing activities
Increase( Decrease) in Notes payable	-	(5,025)
Proceeds from bank loan	18,815	3,732
Repayment of bank loan	(2,003)	(32)
Proceeds from exercise of stock options	-	-
Dividends paid	(1,139)	(1,139)
Net cash provided by/(used in) financing activities	15,673	(2,464)
Effect of exchange rate changes on cash	388	121
Net increase/(decrease) in cash and cash equivalents	(20,723)	(8,605)
Cash and cash equivalents at beginning of year	27,527	25,749
Cash and cash equivalents at end of the period	6,804	17,144

Interest paid	478	50
Income taxes paid	1,196	3,804

SOURCE Jinpan International